WRONG CIK NUMBER USED FOR FILING

SCHEDULE 13G/A
(Amendment No. 4)*
APCO Argentina Inc.
(Name of Issuer)

filing made 2-16-2009
submission number 0001476961-10-000004

parent company CIK is 0001079818

Please disregard the filing as it was made in error.